FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca divests rights to Seroquel and Seroquel XR in the US and Canada

3 December 2019 07:00 GMT

AstraZeneca divests rights to Seroquel and Seroquel XR in the US and Canada

Sale to Cheplapharm supports AstraZeneca's focus on main therapy areas

AstraZeneca has agreed to sell the commercial rights to Seroquel (quetiapine fumarate immediate release) and Seroquel XR (quetiapine fumarate extended release) in the US and Canada to Cheplapharm Arzneimittel GmbH (Cheplapharm). Seroquel and Seroquel XR, used primarily to treat schizophrenia and bipolar disorder, have lost their compound patent protection in the US and Canada.

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "This divestment supports our strategy of reducing the number of mature medicines to enable reinvestment in our main therapy areas. Cheplapharm recently agreed to acquire the commercial rights to Seroquel and Seroquel XR in most European markets and Russia from AstraZeneca and this new agreement will help ensure continued patient access to this important established medicine in North America as well."

AstraZeneca will continue to manufacture and supply Seroquel and Seroquel XR to Cheplapharm during a transition period.

Financial considerations
Cheplapharm will make an upfront payment of $35m to AstraZeneca and may also make future sales-contingent payments of up to $6m. Income arising from the upfront and future payments will be reported in AstraZeneca's financial statements within Other Operating Income & Expense. In 2018, Seroquel generated sales of $36m in the markets covered by this agreement, while Seroquel XR generated $79m. The agreement does not impact the Company's financial guidance for 2019. As there were no closing conditions to the divestment, the agreement became effective upon signing.

Pursuant to Listing Rule 10.4.1R (notification of class 2 transactions), the gross book value of assets subject to the divestment as at 31 December 2018 was nil. In the year to 31 December 2018, the aggregate profit before tax attributable to Seroquel and Seroquel XR in the relevant territories were $108m. The consideration will be paid in cash and the proceeds used for general corporate purposes.

About Seroquel
Seroquel and Seroquel XR are atypical anti-psychotic medicines with antidepressant properties. The main indications for Seroquel are the treatment of schizophrenia and bipolar disorder. Seroquel XR is also approved in some markets for major depressive disorder and generalised anxiety disorder.

AstraZeneca previously divested the rights to Seroquel and Seroquel XR in the UK, Japan and other major international markets. AstraZeneca also agreed to divest the rights to the medicines in Europe (excluding the UK) and Russia to Cheplapharm earlier in 2019, a transaction that is expected to complete in the fourth quarter of 2019, subject to customary closing conditions and regulatory clearances.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary